UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
J. Alexander’s Corporation

(Name of Issuer)
Common Stock, par value $0.05 per share

(Title of Class of Securities)
466096104

(CUSIP Number)
Lonnie J. Stout II
3401 West End Avenue, Suite 260
Nashville, Tennessee 37203
(615) 269-1900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 22, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	466096104	Page	2	of	5

1	NAMES OF REPORTING PERSONS Lonnie J. Stout II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		560,987 shares of Common Stock (includes options to purchase 348,125 (right to acquire))

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		550,339 shares of Common Stock (includes options to purchase 348,125 (right to acquire))

WITH	10	SHARED DISPOSITIVE POWER

10,648 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

560,987 shares of Common Stock (includes options to purchase 348,125 (right to acquire))

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9% Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	466096104	Page	3	of	5
     The Schedule 13D filed on May 18, 2000 by Lonnie J. Stout II, an individual resident of the state of Tennessee, relating to the Common Stock, par value $0.05 per share (the “Common Stock”), of J. Alexander’s Corporation, a Tennessee corporation (the “Issuer”), as amended by Amendment No. 1 filed on April 12, 2001 (the “Schedule 13D”), is hereby amended and supplemented as set forth below by this Amendment No. 2 to the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:
     On May 22, 2009, the Issuer entered into a Stock Purchase Agreement with its largest shareholder to purchase from the shareholder and its affiliate 808,000 shares of Common Stock in a privately negotiated transaction. The purchased shares of Common Stock were purchased by the Issuer exclusively with Issuer funds and were cancelled. Mr. Stout was not a party to the transaction, but the transaction resulted in an increase to the percentage of Common Stock beneficially owned by Mr. Stout.

Item 4.	Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
     There are no changes to the representations included in Schedule 13D other than to reflect modifications to the Issuer’s employee benefit plans for which Mr. Stout is eligible to participate. As of December 31, 2006, all employee loans referenced in the Schedule 13D under the Issuer’s 1999 Employee Loan Program were repaid and Mr. Stout is no longer eligible to participate in the program. Additionally, the Issuer has adopted an Amended and Restated 2004 Equity Incentive Plan under which Mr. Stout is eligible to receive grants of Common Stock or derivative securities.
     On May 22, 2009, the Issuer entered into a Stock Purchase Agreement with its largest shareholder to purchase from the shareholder and its affiliate 808,000 shares of Common Stock in a privately negotiated transaction. The purpose of the transaction was for the benefit of the Issuer and the selling shareholder alone, and Mr. Stout disclaims any personal interest therein. Mr. Stout was not a party to the transaction, but the transaction resulted in an increase to the percentage of Common Stock beneficially owned by Mr. Stout.

CUSIP No.	466096104	Page	4	of	5

Item 5.	Interests in Securities of the Issuer.
Item 5 of Schedule 13D is hereby amended and restated as follows:
     (a) Mr. Stout beneficially owns 8.9% of the Common Stock of the Issuer, or 560,987 shares of Common Stock.
     (b) Mr. Stout beneficially owns the following number of shares of Common Stock with:
Sole Voting Power: 560,987 shares (includes options to purchase 348,125 shares (right to acquire)) of Common Stock
Shared Voting Power: 0
Sole Dispositive Power: 550,339 shares (includes options to purchase 348,125 shares (right to acquire)) of Common Stock
Shared Dispositive Power: 10,648 shares of Common Stock
     (c) N/A
     (d) N/A
     (e) N/A

Item 7.	Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1	The Issuer’s 1994 Employee Stock Incentive Plan, as amended, is incorporated by reference to Exhibit 4(c) of Registration Statement No. 33-77476; Appendix A of the Issuer’s Proxy Statement on Schedule 14-A, filed with the SEC on May 11, 1997; Appendix A of the Issuer’s Proxy Statement on Schedule 14-A, filed with the SEC on April 3, 2000; and Appendix B to the Issuer’s Proxy Statement on Schedule 14-A filed with the SEC on April 2, 2001.

Exhibit 2	The Issuer’s Amended and Restated Employee Stock Ownership Plan is incorporated by reference to Exhibits 10.01 and 10.02 of the Issuer’s Report on Form 8-K dated January 4, 2008.

Exhibit 3	The Issuer’s Amended and Restated 2004 Equity Incentive Plan is incorporated by reference to Exhibit A to the Issuer's Proxy Statement on Schedule 14-A filed with the SEC on April 17, 2007.

CUSIP No.	466096104	Page	5	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
DATE: May 27, 2009

/s/ Lonnie J. Stout II
Lonnie J. Stout II
Chairman, President, and Chief Executive Officer